Officer Certification

I, David Downing, certify that:

(1) the financial statements of ChipMonk, Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of ChipMonk, Inc. included in this Form reflects accurately the information reported on the tax return for ChipMonk, Inc. filed for the fiscal year ended 2019.

/s/David Downing
Name: David Downing
Title: CEO